Exhibit 12.1

	Twelve Months	Twelve Months	Twelve Months	Twelve Months	Twelve Months
	Ended December 31,	Ended December 31,	Ended December 31,	Ended December 31,	Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Income (loss) from continuing operations before taxes	$(910,441,000)	$28,007,489	$112,508,283	$74,561,874	$27,499,185
Plus: Fixed charges	61,087,987	49,804,885	23,811,098	5,156,267	4,625,832

Earnings (loss) available for fixed charges	$(849,353,013)	$77,812,374	$136,319,381	$79,718,141	$32,125,017

Fixed charges
Interest expense	57,052,193	46,446,830	21,972,436	4,132,955	4,017,230
Interest component of rental expense	4,035,794	3,358,055	1,838,662	1,023,312	608,602
Total fixed charges	$61,087,987	$49,804,885	$23,811,098	$5,156,267	$4,625,832

Ratio of earnings to fixed charges	—(1)	1.6	5.7	15.5	6.9

(1)         Earnings were inadequate to cover fixed charges for the year ended December 31, 2015 by a deficiency of $910.4 million.